[Walgreen Co. letterhead]\

Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

March 26, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

RE:            Walgreen Co.
Form 10-K for Fiscal Year Ended August 31, 2012
Filed October 19, 2012
Form 10-Q for Quarterly Period ended November 30, 2012
Filed December 28, 2012
File No. 001-00604

Ladies and Gentlemen:

This letter sets forth the response of Walgreen Co. (referred to herein as "we", "us" or the "Company") to the comments on the above-referenced filings provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated February 27, 2013. Frank Wyman of the Staff on March 11, 2013 kindly granted the Company's request to respond to the Staff's comment letter on or before March 27, 2013, which we confirmed in a letter to the Staff dated March 11, 2013.  The Staff's comments are restated below in bold italics type, and are followed by our responses thereto.

Form 10-K for Fiscal Year Ended August 31, 2012
Exhibit 13
Notes to Consolidated Financial Statements

(1) Summary of Major Accounting policies
Revenue Recognition

1.
Please provide us proposed disclosure to be included in future periodic filings that describes the primary terms and accounting policies for your loyalty rewards program ("Balance Rewards") and Take Care Health Employer Solutions program, or explain to us why you have omitted this information.

Response:

The new Balance™ Rewards loyalty program was formally launched in September 2012 during the first quarter of our fiscal year ending August 31, 2013.  Costs of rewards issued through the program are charged to cost of sales at the time a point is earned by the customer, as the value of rewards are immaterial to the value of the initial sales transaction.  The Company records breakage when points expire as a result of a member's inactivity or if the points remain unredeemed after three years.  Breakage is not recorded at the time points are earned as the Company currently does not have sufficient redemption history to provide an accurate estimate.  The Company will continue to monitor redemption history and at the time it has sufficient history to accurately estimate breakage, the Company will begin to record breakage on points earned.

The Company intends to include disclosure relating to the significant terms for its Balance™ Rewards loyalty program in the fiscal 2013 annual report as a significant accounting policy. For example, subject to change based on facts and circumstances, in future filings the disclosure would include language similar to the following:

"The Company's rewards program, Balance™ Rewards, is accrued as a charge to cost of sales at the time a point is earned.  Points are funded internally and through vendor participation, which are credited to cost of sales at the time a vendor sponsored point is earned.  Breakage is recorded as points expire as a result of a member's inactivity or if the points remain unredeemed after three years.  The net cost of rewards issued through the program was $xx million in fiscal 2013."

Take Care Health Employer Solutions operates health clinics and pharmacies on employer worksites and revenue is recognized on a cost plus basis in accordance with its contracts with employers.  Take Care Employer Solutions revenues represented less than 1% of the Company's fiscal 2012 revenue and, as a result, the Take Care accounting policy for revenue recognition is not separately presented.

(11) Commitments and Contingencies

2.
Please refer to your disclosure in the second paragraph. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please provide us proposed disclosure to be included in future periodic reports that either discloses an estimate of the additional loss or range of loss, or states that such an estimate cannot be made.  Please refer to ASC 450-20-50-4.

Response:

In accordance with ASC 450-20-50, the Company discusses in its commitments and contingencies footnote those matters for which it believes that the likelihood of a material loss is at least reasonably possible.  In future periodic filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, the Company will include additional disclosure.  For matters where the loss can be reasonably estimated, the Company will disclose (either individually or in the aggregate) an estimate or range of possible loss in excess of amounts accrued, if any (or, if applicable, will state that the estimated possible loss is immaterial in lieu of providing quantified amounts).  If the loss cannot be reasonably estimated, the Company will state that an estimate of the additional loss or range of loss cannot be made.  For example, subject to change based on facts and circumstances, in future filings the disclosure would include (and our Form 10-Q filed on March 25, 2013 did include) language similar to the following:

"Due to the inherent difficulty of predicting the outcome of litigation and other legal proceedings and uncertainties regarding the Company's existing litigation and other legal proceedings, the Company is unable to estimate the amount or range of reasonably possible loss in excess of amounts reserved.  The Company's assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions.  Therefore, it is possible that an unfavorable resolution of one or more pending litigation or other contingencies could have a material adverse effect on the Company's consolidated financial statements in a future fiscal period."

If relevant facts and circumstances were to change in the future, the Company will consider the guidance in ASC 450-20-50 and provide appropriate updated disclosures in its future filings.

Item 15.  Exhibits and Financial Statement Schedules

3.	Please amend your filing to include a signed report from your independent registered public accounting firm on the consolidated financial statement schedule.

Response:

The Company confirms that it received a signed copy of the Report of Independent Registered Public Accounting Firm (the "Report") from Deloitte & Touche LLP, the Company's Independent Registered Public Accounting Firm ("Deloitte & Touche"), on October 19, 2012 and that the original signed report is held in the Company's files pursuant to Item 302 of Regulation S-T.  The Company also confirms that it received a signed consent from Deloitte & Touche, dated October 19, 2012, to the use of the signed Report, which Consent was filed as Exhibit 23 to our 2012 Form 10-K (the "Consent").  The Consent, as filed, included the conformed signature in the 2012 Form 10-K filing on EDGAR.  The Form 10-K filing also included the conformed signature of Deloitte & Touche on the audit opinion and internal controls report included in Exhibit 13.  However, the Company acknowledges that it inadvertently omitted the conformed signature of Deloitte & Touche from the Schedule II (Valuation and Qualifying Accounts) included in the 2012 Form 10-K filed with the Commission due to a clerical oversight.

Attached to this correspondence is a copy of the Report that appeared in Schedule II (Valuation and Qualifying Accounts) of the 2012 Form 10-K that includes the conformed signature of Deloitte & Touche.  In light of the facts that the Company timely received the signed Report and Consent, and the conformed signature of Deloitte & Touche was included on the Consent and on the audit opinion and internal controls report filed with the 2012 Form 10-K via EDGAR, the Company respectfully requests relief from the request to amend its 2012 Form 10-K filing.  The Company confirms that in all future filings, it will seek to ensure that future Reports include the conformed signature of its Independent Registered Public Accounting Firm in accordance with Rule 2-02(a) of Regulation S-X.

Form 10-Q for Quarterly Period Ended November 30, 2012

Notes to Consolidated Condensed Financial Statements
Note 5. Equity Method Investments

4.
Please provide us proposed disclosure to be included in future periodic reports to explain why you present Equity earnings in Alliance Boots within operating income on the statement of comprehensive income rather than after income tax provision as specified by Rule 5-03.12 of Regulation S-X.

Response:

At the AICPA Conference in December 2002, a member of the SEC staff noted that if the operations of an equity investee are integrated into the whole, "… Regulation S-X allows … and it makes sense … to include equity income of investees within operations income, but not within revenues."  This issue was further discussed at the March 11, 2003 AICPA SEC Regulations committee meeting, where it was noted that the staff "will take a facts-and-circumstances approach in determining whether an equity investee is operationally integral to the operations of the parent.  The staff is not inclined to draw a bright line in this area …".  The Company carefully considered the staff's guidance and the facts and circumstances surrounding its equity method investment in, and its resulting strategic relationship with, Alliance Boots GmbH (Alliance Boots).

Upon completion of such review and analysis, the Company concluded that its equity method investment in, and its resulting strategic relationship with, Alliance Boots is integral to the operations of the Company, as demonstrated by the following factors:

•
The Company's investment in and strategic relationship with Alliance Boots provides it with opportunities to realize operational cost savings and operating efficiencies.  For example, Walgreens takes advantage of the combined prescription drug purchasing scale with Alliance Boots to bring overall savings and synergies through the investment.

•
In addition, intercompany sales occur as a result of the investment and resulting strategic partnership.  For example, certain Alliance Boots branded health and wellbeing products are sold through the Company's drugstore and ecommerce channels.

•
The investment also complements and enhances Walgreens existing domestic pharmacy and front-end retail operations through the sharing of best practices with those used by Boots pharmacies and retail operations in international markets.

•
The investment provides the Company with a platform for potential future growth and expansion and helps facilitate participation by the Company in strategic transactions affecting the Company's operations.  For example, on March 19, 2013, the Company and Alliance Boots jointly announced a new strategic relationship with AmerisourceBergen Corporation affecting, amongst other things, the Company's sourcing of prescription drugs.

•
The executive chairman of Alliance Boots and a representative of one its investors, KKR, have joined the Walgreens Board of Directors.  In addition, four Walgreens executives have joined the Board of Directors of Alliance Boots.

•	Walgreens has the ability to acquire the remaining 55% interest in Alliance Boots and fully consolidate the investment through a call option that may be exercised beginning in February 2015.

Subject to change based on facts and circumstances, in future filings the disclosure will include (and our Form 10-Q filed on March 25, 2013 did include) language similar to the following:

"The Company reports its share of equity earnings in Alliance Boots within the operating section in the statement of consolidated comprehensive income because operations of Alliance Boots are integral to Walgreens.  The companies share common board of director members, recognize purchasing synergies through a 50/50 joint venture as well as engage in intercompany sales transactions on select front end merchandise, of which 45% is eliminated based on Walgreens proportional interest in Alliance Boots."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

5.
Please explain to us the factors underlying the relationship between your equity in Alliance Boots earnings for the three month period ended November 30, 2012 (i.e. $4 million) and your pro forma equity in Alliance Boots earnings for the nine months ended May 31, 2012 (i.e. $326 million), as presented in the Form 8-K filed on September 10, 2012.

Response:

The Company closed on its 45% investment in Alliance Boots GmbH on August 2, 2012 and adopted a three-month lag in reporting equity income from this investment, as disclosed in the Form 10-Q for the fiscal quarter ended November 30, 2012.  Because of the three month reporting lag and the timing of the closing of this investment, Walgreens share of earnings in Alliance Boots for the quarter ending November 30, 2012 only included one month (August 2012) of Alliance Boots operating results.

In addition, the Alliance Boots business is seasonal in nature, typically generating a higher proportion of revenue and earnings in the winter holiday and cold and flu season.  The nine month period ending May 31, 2012 in the pro forma financials covered Alliance Boots operating results for September 2011 through June 2012, which spans the entire cold and flu season as well as major holidays that are not reflected in August's results.  On March 19, 2013, Walgreens reported $85 million in equity income from its investment in Alliance Boots in its results for the quarter ended February 28, 2013 (which, due to the three month lag, reflects Alliance Boots results for the three months ended November 30, 2012).  The results of Alliance Boots for December, January and February will be reflected in the equity income included in Walgreens financial statements for the fiscal quarter ending May 31, 2013.

Disclosure regarding the impact of the three month reporting lag on Walgreens first quarter and full year results, the seasonality in Alliance Boots business and the timing of when Alliance Boots winter month results will be reflected in Walgreens financial statements was included in MD&A (please refer to the last paragraph under the caption "Introduction") in the Company's Form 10-Q for the fiscal quarters ended November 30, 2012 and February 28, 2013.

*            *           *            *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff's comments.  If you would like additional information, please contact the undersigned.

Sincerely,
/s/ Wade D. Miquelon
Executive Vice President, Chief Financial Officer and President, International

Attachment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the consolidated financial statements of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2012 and 2011, and for each of the three years in the period ended August 31, 2012, and the Company's internal control over financial reporting as of August 31, 2012, and have issued our report thereon dated October 19, 2012; such consolidated financial statements and report are included in your 2012 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 19, 2012